Exhibit 21.1

List of Subsidiaries

The Following are the Registrant and its subsidiaries:

Registrant (Cayman Islands):

Tri-Tech Holding Inc.

Subsidiary (British Virgin Islands):

Tri-Tech International Investment Inc.

Subsidiary (PRC):

Tri-Tech (Beijing) Co., Ltd.

Subsidiary (USA):

Tri-Tech Infrastructure, LLC

Non-Subsidiary Controlled Companies (PRC)

Tranhold Environmental (Beijing) Tech Co., Ltd.

Beijing Yanyu Water Tech Co., Ltd.